UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice of Voting Results of Annual General Meeting held on 24 July 2024

Item 1

NOTICE OF VOTING RESULTS OF
ANNUAL GENERAL MEETING HELD ON 24 JULY 2024
GEOPARK LIMITED

Bogota, Colombia – 24 July 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, hereby announces the voting results of its Annual General Meeting of Shareholders (the “Meeting”) held on 24 July 2024 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time.

At the Meeting the following proposals were approved by the required majority of votes cast at the Meeting:

1. To re-elect Sylvia Escovar as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,833,597	295,125	10,057

2. To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,890,067	239,346	9,366

3. To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,840,429	288,974	9,376

4. To re-elect Carlos E. Macellari as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,897,769	230,263	10,747

5. To re-elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,885,471	243,932	9,376

6. To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,858,264	271,139	9,376

7. To re-elect Marcela Vaca as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,875,644	253,361	9,774

8. To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,828,839	299,172	10,768

9. To re-elect Andrés Ocampo as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
30,873,583	254,261	10,935

10. To appoint Ernst & Young Audit S.A.S. (a member of Ernst & Young Global) as external Auditors of the Company for the fiscal year ending December 31, 2024, to hold office until the close of the next Annual General Meeting.

For	Against	Abstain
30,902,251	28,881	207,647

11. To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.

For	Against	Abstain
30,887,825	21,007	229,947

12. To amend Section 49 of the Company’s Bye-laws in the manner set forth in the notice of the meeting and proxy materials.

For	Against	Abstain
30,889,922	30,630	218,227

Yours sincerely,

Sylvia Escovar

Chair of the Board

Monica Jimenez

Secretary

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: July 24, 2024